Information about the portfolio managers
Management Biographies and Fund ownership
Below is a list of the portfolio managers who have responsibility for the day-to-day investment management of the Fund. It provides a brief summary of their business careers over the past five years and their range of beneficial share ownership in the Fund as of December 31, 2008.
Christopher Bingaman, CFA
Mr. Christopher Bingaman assumed responsibility as the portfolio manager of the Fund on December 1, 2007. Mr. Bingaman has a Bachelor of Arts degree in Finance (cum laude) from Hillsdale College, a Masters degree in Business Administration from the University of Notre Dame and holds the CFA designation. He has been an investment professional with the Diamond Hill Capital Management, Inc. since March 2001. From 1998 to March 2001, Mr. Bingaman was a Senior Equity Analyst for Villanova Capital/Nationwide Insurance. In 1997, Mr. Bingaman was an Equity Analyst for Dillon Capital Management, an investment advisory firm.
Fund ownership — between $100,001 and $500,000 as of December 31, 2008.
William Dierker, CFA
Mr. William Dierker assumed responsibility as the assistant portfolio manager of the Fund on December 1, 2007. Mr. Dierker has a B.S.B.A. in accounting from Xavier University and holds the CFA designation. He has been an investment professional with the Diamond Hill Capital Management, Inc. since September 2006. From September 2004 to August 2006, Mr. Dierker was a Senior Portfolio Manager/Senior Vice President at Federated Investors. He was a Senior Portfolio Manager and Managing Director of the value equity team at Banc One Investment Advisers from April 2003 to September 2004. He served as an Investment Officer with Nationwide Insurance Enterprise from March 1998 through September 1999; as Vice President, Equity Securities with Nationwide from September 1999 to January 2002; and as Vice President/Portfolio Manager with Gartmore Global Investments, a subsidiary of Nationwide, from January 2002 to April 2003.
Fund ownership — None
Other Accounts the Portfolio Managers are Managing
Below is a representation of the other accounts over which the portfolio managers have day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of December 31, 2008. For purposes of the table, “Other Pooled Investment Vehicles” may include investment partnerships and group trusts, and “Other Accounts” may include separate accounts for institutions or individuals, insurance company general or separate accounts, pension funds and other similar institutional accounts.
PORTFOLIO MANAGER OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS

Christopher Bingaman, CFA	Other Investment Companies: 6 funds with assets of approximately $2.6 billion.
Other Pooled Investment Vehicles: 3 Pooled Investment Vehicles with assets of approximately $226.7 million, all three are subject to a performance fee.
Other Accounts: 47 accounts with assets of approximately $163.6 million.

William Dierker, CFA	Other Investment Companies: 7 funds with assets of approximately $631 million.
Other Pooled Investment Vehicles: 3 Pooled Investment Vehicles with assets of approximately $57 million.
Other Accounts: 237 accounts with assets of approximately $890 million, of which 3 are subject to a performance fee with assets of approximately $26.6 million
Other Portfolio Manager Information
     Each of the Portfolio Managers is also responsible for managing other account portfolios in addition to the respective Funds in which they manage. Management of other accounts in addition to the Funds can present certain conflicts of interest, including those associated with different fee structures and various trading practices. The Adviser has implemented specific policies and procedures to address any potential conflicts.
Performance Based Fees
     The Adviser manages a private investment partnership fund (a.k.a. “Hedge Fund”) for which part of its fee is based on the performance of the fund. As a result of the performance based fee component, the Adviser may receive additional revenue related to the Hedge Fund. None of the Portfolio Managers receive any direct incentive compensation related to their management of the Hedge Fund; however, revenues from Hedge Fund management will impact the resources available to compensate Portfolio Managers and all staff.
Trade Allocation
Diamond Hill Capital Management has multiple accounts custodied at many different banks and broker-dealers. Most client accounts (“discretionary accounts”) grant us the discretion to select the broker-dealer through whom we will execute orders to buy and sell securities. Other accounts (“directed accounts”), however, direct Diamond Hill Capital Management to execute securities transactions through designated broker-dealers. In order to (i) ensure that all orders are executed in a fair and unbiased manner, (ii) avoid multiple orders competing with each other for execution, and (iii) avoid situations where orders for directed account adversely impact the quality of the execution received by discretionary accounts, Diamond Hill Capital Management will execute every order occurring simultaneously in two or more custodians with the following procedure:
•	The trading desk will determine how many custodians have accounts that need orders placed (e.g. number of block orders needed).

•	Orders for discretionary accounts will be placed first

•	Orders for directed accounts will be executed only upon the completion of the orders in the discretionary accounts.

•	Orders for directed accounts will be assigned a random number by directed broker. Orders will be placed in the order assigned.

•	The current order must be completed before the next order is placed
In case of partial fills, allocation of blocks orders will be processed pro-rata basis or if ticket charges make it cost prohibitive to allocate pro-rata, partial fills will be allocated at random.
Portfolio Managers Compensation
     All of the portfolio managers, and research analysts, are paid by the adviser a competitive base salary based on experience, external market comparisons to similar positions, and other business factors. To align their interests with those of shareholders, all portfolio managers also participate in an annual cash and equity incentive compensation program that is tied to the long-term pre-tax investment performance of the Fund(s) in which they manage and also based, in part, on the adviser’s assessment of each portfolio manager’s overall contribution to the investment success of the firm. Long-term performance is defined as the trailing five years (or since the individual became the portfolio manager of the Fund if less than five years). Investment performance is measured against the respective Fund’s benchmark and its Morningstar or Lipper peer group.
     Incentive compensation is paid annually from an incentive pool which is determined by the compensation committee of the adviser’s parent firm, Diamond Hill Investment Group, Inc. The compensation committee, which is comprised of outside members of the board of directors, makes its determination as to the amount of the pool based on overall firm operating margins compared to similar firms. The portfolio managers are also eligible to participate in the Diamond Hill Investment Group, Inc. 401(k) plan and related company match.